July 1, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief Martin James, Senior Assistant Chief Accountant Tara Harkins, Staff Accountant Division of Corporation Finance

RE:	Verigy Ltd. Form 10-K for the Year Ended October 31, 2009 File No. 000-52038

Ladies and Gentlemen:

On behalf of Verigy Ltd. (the “Company”), we are submitting this letter in response to the comment letter dated June 17, 2010 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the Year Ended October 31, 2009 filed December 21, 2009 (“Form 10-K”).

For your convenience, we have recited the Staff’s comment in bold type below, followed by our response.

Form 10-K for the Fiscal Year Ended October 31, 2009 Information, page 103

Note 24. Segment & Geographic Information, page 103

1.	We note that in your response to prior comment 5 that you expect your gross margins for SOC and memory test systems to converge as market conditions return to a more normal level. Please provide us with additional quantitative analysis of the economic characteristics of the SOC and memory test system segments, including a discussion of the economic characteristics in normal market conditions and during the recent economic downturn. In addition, clarify if you expect the two segments to exhibit similar economic characteristics in the future and provide quantitative analysis that supports your assessment. Refer to paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

Securities and Exchange Commission

Re: Verigy Ltd.

July 1, 2010

RESPONSE:

We evaluate regularly both the historical and expected future performance of our SOC test systems and memory test systems operating segments and, to date, have determined that they exhibit similar economic characteristics. As described in more detail below, our SOC test and memory test product platforms have historically demonstrated similar economic characteristics during normal market conditions and during periods of economic downturn. In addition, we expect the two segments to exhibit similar economic characteristics in the future. In light of these similar economic characteristics, and the numerous other similarities of the two segments as described below and in our response dated June 9, 2010, we believe that the results of our SOC and memory test products are properly aggregated and reported as one reportable segment consistent with the objectives and basic principles of Subtopic 280 and paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

Product Overview

Our SOC test system products and services and our memory test system products and services are of a very similar nature. Both test systems test chips that are used in electronic devices designed and manufactured in the semiconductor industry. In addition, both test system platforms are scalable across different frequency ranges, different pin counts and different numbers of devices under simultaneous test. Our scalable platform strategy for these two test systems helps us to optimize operational efficiencies such as research and development investments, engineering headcount, support requirements and inventory risk by utilizing the same production and distribution processes for both operating segments.

Economic characteristics in normal market conditions

Historically, during normal conditions, our SOC test systems and our memory test systems have had similar gross margins. We believe that normal market conditions existed between the fourth quarter of fiscal year 2006 through the end of fiscal year 2007. Prior to June 1, 2006, we operated as part of Agilent Technologies, Inc. (“Agilent”), and not as a stand-alone company. As a result, our financial statements prior to June 1, 2006 were derived from the accounting records of Agilent. The expense and cost allocations prior to June 1, 2006 reflect the utilization of services provided by Agilent and the benefit received by us from Agilent. We believe that information prior to this time is not reflective of our costs as a stand-alone company and, therefore, have not included this information in our analysis. During the fourth quarter of

Securities and Exchange Commission

Re: Verigy Ltd.

July 1, 2010

fiscal year 2006 through fiscal year 2007, gross margins for the SOC test products and the memory test products were very similar. The following table summarizes gross margins for the fourth quarter of fiscal year 2006 through fiscal year 2007.

Gross Margins Under Normal Market Conditions

Fiscal period ended	SOC test products	Memory test products	Percentage Point Difference
Q406	48.0%	43.2%	4.8 ppt
FY07	47.4%	43.2%	4.2 ppt
Average	47.1%	42.9%	4.2 ppt

As demonstrated in the table above, the gross margins for both of our test systems during these periods were very similar - the average for these periods of normal market conditions reflect only a 4 percentage point spread between operating segments. The correlation between these gross margins demonstrates that our SOC test systems and our memory test systems are both affected by, and react to, these various economic factors in the same manner during normal market conditions. During normal market conditions, we expect gross margins for each of the respective platforms to fluctuate by plus or minus 5 percentage points within a given quarter, depending on product mix. For example, revenue generated for product upgrades tend to generate higher gross margins than revenue generated from full system sales. Depending on the mix of products sold during each quarter, this may increase or decrease gross margins which may cause fluctuations. In addition, unusually high/low warranty and/or excess and obsolete charges, new product introductions, or loss of a major customer may also drive deviations from the expected range of plus or minus 5 percentage points.

Securities and Exchange Commission

Re: Verigy Ltd.

July 1, 2010

Economic characteristics during the recent economic downturn

Our SOC test systems and our memory test systems have also had similar gross margin trends during the recent economic downturn. Our SOC test systems and our memory test systems have similar types of customers and historically have been affected in similar ways by these customers and their responses to economic conditions. Beginning in the second quarter of fiscal year 2008 through fiscal year 2009, the global economic downturn, together with the depressed semiconductor industry market, led many of our customers to cut spending on capital equipment. Many customers either did not purchase systems or significantly reduced their purchases.

As a result, our net revenue for fiscal year 2009 decreased by $368 million, or 53.3%, from fiscal year 2008 ($323 million in fiscal year 2009 compared to $691 million in fiscal year 2008). Our total company gross margins for fiscal year 2009 was 33.4%, a decrease of 11 percentage points compared to fiscal year 2008, and gross margins for both our SOC test systems and our memory test systems correspondingly decreased as illustrated in the table below. Gross margins were negatively impacted primarily by the overall decline in product sales, as well as a larger percentage of revenue being generated from service and support, which generally has lower gross margins than our products. We also incurred higher expenses related to our restructuring and manufacturing transition actions during this period. This was partially offset by lower excess and obsolete charges in fiscal year 2009 as we incurred significant charges in fiscal year 2008 due primarily to the extraordinary drop in tester demand in general, as well as the impact of the introduction of a new memory test product.

Securities and Exchange Commission

Re: Verigy Ltd.

July 1, 2010

Although gross margins decreased for both our test systems during the economic downturn, in fiscal year 2009 in particular, gross margins for our memory test products were severely impacted due to reduced sales of these products without any corresponding drop in the relatively fixed operating costs attributable to these products. During fiscal year 2009, gross margins for both SOC test and memory test fluctuated by more than 20 percentage points from one quarter to the next during certain quarters due to the revenue volatility experienced in the semiconductor industry. Based on past experience, our SOC test products and our memory test products typically perform similarly during normal market conditions as well as during semiconductor industry down cycles. However, the recent economic downturn was an exception whereby the negative impact on our memory test products was further exacerbated by certain additional unique factors such as the timing of a new memory test product introduction and the loss of a significant memory test customer that filed for bankruptcy protection. This customer and other customers of ours that do business with this customer accounted for a significant portion of our memory test system business. In this particular instance, the loss of this customer had a disproportionately negative effect on revenue from our memory test products as compared to the relatively minor effect on revenue from our SOC test systems products. The table below illustrates the impact of the decreased revenue on gross margins for our memory and SOC test products.

Historical Gross Margins

Fiscal period ended	SOC test products	Memory test products	Percentage Point Difference
Q406	48.0%	43.2%	4.8 ppt
FY07	47.4%	43.2%	4.2 ppt
FY08	51.1%	19.9%	31.2 ppt
FY09	42.1%	1.9%	40.2 ppt
Six months ended April 30, 2010	51.6%	29.5%	22.1 ppt

Although the gross margin decline was more dramatic with respect to our memory test products in fiscal year 2009, our SOC test products were similarly negatively affected by the decrease in spending by our customers and the overall decrease in gross margins on both segments is evident.

Securities and Exchange Commission

Re: Verigy Ltd.

July 1, 2010

We expect our SOC test products and our memory test products to continue to exhibit similar economic characteristics in the future

Historically, during normal market conditions SOC test and memory test gross margins have been similar. We expect the gross margins for our SOC test products and our memory test products to converge when market conditions return to a more normal level of activity due primarily to the following factors:

•

The restructuring actions and manufacturing transition that we implemented subsequent to fiscal year 2007 are expected to have a positive impact on gross margins for both our SOC and memory test products.

•

Average selling prices for our SOC test product offerings have been decreasing due to increasing competition. In addition, we are also experiencing upward pressure on costs as certain product segments within SOC test that have higher material costs. As a result, we expect our gross margins for our SOC test products to decrease and converge with the gross margins for memory test products.

•

During the economic downturn, we experienced an increase in SOC test system rentals which generate higher gross margins. We expect this trend to taper off as the semiconductor industry recovers and customers return to purchasing systems which generate lower gross margins.

•

We have transferred manufacturing processes for both product lines to a single contract manufacturer, enabling us to consolidate our supply chain and decrease overall material costs and to better leverage our overall cost of manufacturing, which we expect to benefit both product lines similarly. This will result in SOC and memory products having an even more similar cost structure than in the past.

•

In June 2010, we announced various organizational and reporting changes that are intended to help us optimize resources and cost efficiencies for both product platforms, strengthening the shared economic characteristic of these two operating segments. Our newly promoted President and Chief Operating Officer will oversee all Verigy system product lines, helping to further optimize and manage the costs and operating expenses for both product lines. We believe that this further supports our view that both SOC test and memory test systems are of similar nature and should continue to exhibit similar economic characteristics.

As a result of these factors, we expect that the gross margins for these operating segments to converge when market conditions return to a more normal level. As we have done in the past, we will continue to regularly assess whether the aggregation of these operating segments is appropriate.

Securities and Exchange Commission

Re: Verigy Ltd.

July 1, 2010

In light of our evaluation and analysis of both the historical and expected future performance of these two operating segments, and based on the similar economic characteristics of these segments, we believe that aggregation of the SOC test products and the memory test products is appropriate and consistent with paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

*        *        *

Securities and Exchange Commission

Re: Verigy Ltd.

July 1, 2010

The Company advises the Staff that it is aware of and acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 864-7531 with any further comments or questions you may have. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the Form 10-K when the Staff’s review is complete.

Very truly yours,

/s/ Robert J. Nikl
Robert J. Nikl Chief Financial Officer

cc:	Margo M. Smith, Verigy Ltd., Vice President and General Counsel